

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

Mail Stop 3561

December 29, 2006

Mr. Anders C. Moberg
President and Chief Executive Officer
Royal Ahold
Piet Heinkade 167 – 173
1019 GM Amsterdam, The Netherlands

> **RE:** **Royal Ahold**
> **Form 20-F for the Fiscal Year Ended January 1, 2006**
> **Filed April 13, 2006**
> **File No. 1-2510**

Dear Mr. Moberg:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended January 1, 2006

Consolidated Balance Sheets, page 88

1. Please explain the meaning of the phrase "before appropriation of current year result" that appears on your balance sheet on pages 88 and 90.

Consolidated Statements of Cash Flows, page 90

2. We note you begin your reconciliation of net cash flows from operating activities with "Operating income." Paragraph 20 of IAS 7 requires net cash flows from operating activities to be determined by adjusting "profit or loss" by various amounts. Further, paragraph 79 of IAS 1 defines profit or loss as normally including all items of income and expense recognized in a period. Please tell us how your presentation complies with the guidance in IAS 7, in light of the definition of profit or loss in IAS 1.

Notes to the Consolidated Financial Statements, page 91

Note 2. Changes in Accounting Policies, page 91

3. We note your disclosure that the fiscal year 2005 consolidated financial statements have been prepared in accordance with IFRS "as adopted by the EU" and that all standards issued by the IASB effective for 2005 and all interpretation issued by IFRIC effective for 2005 have been adopted by the EU. Please confirm to us that there are no differences between your IFRS and "EU GAAP" financial statements.

Note 3. Significant Accounting Policies

Report of Independent Registered Public Accounting Firm, page 218

4. Please file a revised audit report that refers to the standards as opposed to "auditing standards" of the Public Company Accounting Oversight Board (United States). Please refer to SEC Release No. 34-49707 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Branch Chief